                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                      CinemaStar Luxury Theaters, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, no par value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   17244C-10-3
           --------------------------------------------------------
                                 (CUSIP Number)
          Neil Austrian, c/o Rust Capital, Ltd., 327 Congress Avenue,
                Suite 200, Austin, Texas 78701 (512)476-2995
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 23, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 12  Pages
                                        ---

CUSIP No. 17244C-10-3                 13D                 Page  2  of 12  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Reel Partners, L.L.C. (FEIN 74-2853736)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                            / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             7,500,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             7,500,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     7,500,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     48.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 17244C-10-3                 13D                 Page  3  of 12  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     CinemaStar Acquisition Partners, L.L.C. (FEIN 74-2853737)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                 / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             1,000,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             1,000,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,000,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     11.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 17244C-10-3                 13D                 Page  4  of 12  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     SCP Private Equity Partners, L.P. (FEIN 23-2854478)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             1,000,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             1,000,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,000,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     11.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 17244C-10-3                 13D                 Page  5  of 12  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     SCP Private Equity Management, L.P. (FEIN 23-2854479)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             1,000,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             1,000,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,000,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     11.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 17244C-10-3                 13D                 Page  6  of 12  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Safeguard Capital Management, Inc. (FEIN 23-2893097)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             1,000,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             1,000,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,000,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     11.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 17244C-10-3                 13D                 Page  7  of 12  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Winston J. Churchill (SS # ###-##-####)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             1,000,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             1,000,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,000,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     11.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 17244C-10-3                 13D                 Page  8  of 12  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Samuel A. Plum (SS # ###-##-####)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             1,000,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             1,000,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,000,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     11.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

    This Schedule 13D relates to the shares of common stock, no par value (the "Common Stock" or the "Shares") of CinemaStar Luxury Theaters, Inc. (the "Company") with its principal executive offices located at 431 College Boulevard, Oceanside, California 92507.

ITEM 2. IDENTITY AND BACKGROUND

    This Schedule 13D is being filed by, among other parties described in this
Item 2, Reel Partners, L.L.C., a Delaware limited liability company ("Reel"). Reel's business address is c/o Rust Capital, Ltd., 327 Congress Avenue, Suite 200, Austin, Texas 78701. Reel was organized for the purpose of making a $3,000,000 loan to the Company (the "Loan"), and in connection with such Loan receiving warrants to purchase Shares (the "Warrants"). Reel's members are as follows: (a) JW Bridge Investors, L.L.C., a Delaware limited liability company ("JW"), 1259 Rimmer Avenue, Pacific Palisades, California 90272; (b) Rust Cinema Investors, L.L.C., a Texas limited liability company ("Rust"), c/o Rust Capital, Ltd., 327 Congress Avenue, Suite 200, Austin, Texas 78701; and (c) SCP Private Equity Partners, L.P., a Delaware limited partnership ("SCP"), 800 The Safeguard Building, 435 Devon Park Drive, Wayne, Pennsylvania 19087 (JW, Rust and SCP may be collectively referred to as the "Members"). JW is controlled by James Villanueva ("JV"), 1259 Rimmer Avenue, Pacific Palisades, California 90272 and Warren Schlichting ("WS"), 15447 Albright Street, Pacific Palisades, California 90272. Rust is controlled by the Sharp Irrevocable Intervivos Trust, a Texas trust ("Sharp"). Sharp's address is the same address as is applicable for Rust. SCP's general partner is SCP Private Equity Management, L.P., a Delaware limited partnership ("Management"). Management's general partners are Safeguard Capital Management, Inc., a Delaware corporation ("Safeguard") which is controlled by Safeguard Scientifics, Inc., a Delaware corporation which is publicly traded on the New York Stock Exchange, Winston J. Churchill ("Churchill") and Samuel A. Plum ("Plum"). Safeguard's Chairman of the Board is Warren V. Musser ("Musser"). Robert E. Keith, Jr. ("Keith") is a director of Safeguard, Donald
R. Caldwell ("Caldwell") is its President, Gerald M. Wilk ("Wilk") is its Vice-President and Treasurer and James A. Ounsworth ("Ounsworth") is its Vice-President and Secretary. Each of Management, Safeguard, SChurchill, Plum, Musser, Keith, Caldwell, Wilk and Ounsworth (collectively, the "Other SCP Persons") are located at the same address at which SCP is located. Reel was organized for the purpose of making the Loan and obtaining the Warrants. JW was organized for the purpose of making an investment in Reel. Rust was organized for the purpose of making an investment in Reel. SCP is a private investment partnership. Management is a private investment partnership. Safeguard is a private investment corporation. This Schedule 13D is also being filed by CinemaStar Acquisition Partners, L.L.C., a Delaware limited liability company ("CAP"), in connection with the Stock Purchase Agreement described in Item 4. CAP is controlled by SCP, one of its members. CAP's other members are JV, WS and Sharp. Sharp is controlled by Jack S. Gray, Jr., its Trustee ("Gray"). Gray's address is the same address as is applicable for Rust. Because each of SCP, Management, Safeguard, Churchill and Plum are deemed pursuant to Rule 13d-3(a) of Regulation 13D to have beneficial ownership of the securities of the Company held by CAP, each such entity is also filing this Schedule 13D. Therefore, Reel, CAP, SCP, Management, Safeguard, Churchill and Plum may be collectively referred to as the "Reporting Persons." During the last five years, none of the Reporting Persons, any other Members or any of the other Other SCP Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons, any other Members or any of the other Other SCP Persons has been a party in a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of Churchill, Plum, Musser, Keith, Caldwell, Wilk, Ounsworth and Gray are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Reel obtained the necessary funds to make the Loan from each of its Member's capital contributions. The Warrants were granted to Reel as consideration for the making of the Loan. Each of the Members obtained the funds necessary to make the capital contribution to Reel through contributions to each such Member of investment capital from such Member's members or partners, as applicable. CAP obtained the warrant which it received in connection with the execution of the Stock Purchase Agreement as consideration for such execution.

ITEM 4. PURPOSE OF TRANSACTION

    Reel has acquired the Warrants which are exercisable into Shares and made the Loan, which is convertible into Shares, for investment purposes. To the extent that the Warrants and the Loan are distributable to the Members, such Members have made such investment for investment purposes. The Loan was made and the Warrants were obtained simultaneously with the signing of a Stock Purchase Agreement (the "Stock Purchase Agreement") dated September 23, 1997 by and among the Company, Reel and CAP. Pursuant to the terms of the Stock Purchase Agreement, CAP will make a $15 million equity investment in the Company for investment purposes, the proceeds of which will be used in part to repay the Loan. Pursuant to the Stock Purchase Agreement, upon funding of the Loan, CAP acquired a warrant to purchase 1,000,000 Shares as consideration for executing the Stock Purchase


SEC 1746(12-91) 9 of 12

Agreement. Upon closing of the transactions contemplated by the Stock Purchase Agreement, CAP will acquire 17,684,464 Shares and a warrant to purchase an additional 1,630,624 Shares, with the possibility of receiving additional Shares pursuant to certain post-closing adjustments. As of such closing of the Stock Purchase Agreement, CAP will own 61.25% of the outstanding Common Stock of the Company and warrants to purchase an additional 9.11% of the outstanding (assuming exercise) Common Stock of the Company. In the event that the Stock Purchase Agreement transactions are consummated, it is unlikely that the Loan will be converted and Warrants representing 1,500,000 Shares will be cancelled, thus leaving Reel with 3,000,000 Shares issuable upon exercise of the Warrants. Assuming the closing of the Stock Purchase Agreement and no conversion of the Loan, Reel will have Warrants remaining which are exercisable only for approximately 9.41% of the outstanding Common Stock of the Company. With respect to paragraphs (a) through (j) of Item 4 of Schedule 13D, no Reporting Person has any plans or proposals which relate to, or could result in, any of such matters. However, in connection with the Stock Purchase Agreement: (i) the present Board of Directors will be reconstituted upon closing of the transactions contemplated by the Stock Purchase Agreement such that the Board of Directors will consist of seven members of which four members will be appointed by CAP; (ii) CAP intends on beginning a search for the purposes of hiring a qualified chief financial officer for the Company; (iii) the Company's Articles of Incorporation will be proposed by a proxy sent to the existing shareholders of the Company to be changed to authorize the number of Shares to effect the transactions contemplated by the Stock Purchase Agreement and by the documents evidencing the Loan and the Warrants; and (iv) the Reporting Persons are discussing with management of the Company the possibility of making certain changes in the management of the Company but no decisions with respect to such changes have been made. The Reporting Persons may in the future take such actions with respect to their respective holdings in the Company as they deem appropriate in light of circumstances existing from time to time and will continue to explore measures aimed at enhancing the shareholder value. Such actions may include the purchase of additional
Shares in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the Shares which may be acquired pursuant to the Warrants, upon conversion of the Loan, upon consummation of the transactions contemplated by the Stock Purchase Agreement, acquired pursuant to the warrants thereunder or otherwise. The Reporting Persons reserve the right to adopt any plans with respect to paragraphs (a) through (j) of Item 4 of
Schedule 13D, in addition to those already stated herein, subject to any applicable regulatory requirements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    (a) The Loan is convertible into 3,000,000 Shares and Reel has a Warrant to purchase 3,000,000 Shares and a Warrant to purchase 1,500,000 Shares. If the Stock Purchase Agreement transactions are consummated, the Warrant to purchase 1,500,000 Shares will be cancelled and the Loan will be repaid. However, as of this date, Reel has rights to purchase or rights to convert into a total of 7,500,000 Shares of the Company which would represent 48.327% of the outstanding Shares. As of closing of the transactions contemplated by the Stock Purchase Agreement, CAP will acquire 17,684,464 Shares and a warrant to purchase an additional 1,630,624 Shares, with the possibility of receiving additional Shares pursuant to certain post-closing adjustments. As of such closing of the Stock Purchase Agreement, CAP will own 61.25% of the outstanding Common Stock of the Company and warrants to purchase an additional 9.11% of the outstanding (assuming exercise) Common Stock of the Company. However, as of this date, CAP is, pursuant to Rule 13d-3(d)(l)(i) of Regulation 13D, the beneficial owner of only 1,000,000 Shares as evidenced by the warrant received by CAP in connection with the execution of the Stock Purchase Agreement. None of SCP, Management, Safeguard, Churchill or Plum beneficially own any additional Shares other than such 1,000,000 Shares and are Reporting Persons solely as a result of their respective rights to control the voting power and/or disposition of such securities as set forth in Rule 13d-3(a) of Regulation 13D.

    (b) Reel has the sole power to vote and the sole power to dispose of all 7,500,000 Shares subject to this Schedule 13D with respect to Reel. Reel has the shared power to vote and the shared power to dispose of zero Shares. As defined in Rule 13d-3(a), each of CAP, SCP, Management, Safeguard, Churchill and Plum have the sole power to vote and the sole power to dispose of all 1,000,000 Shares subject to this
         Schedule 13D with respect to such entities. Similarly, each of CAP, SCP, Management, Safeguard, Churchill and Plum have the shared power to vote and the shared power to dispose of zero Shares.

    (c)  Not applicable;

    (d) Other than the Reporting Persons, the other Members (and the individuals or entities which constitute such entities) and the other Other SCP Persons (and the individuals or entities which constitute such entities), no other person has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of any such securities; and

    (e)  Not applicable.


SEC 1746(12-91) 10 of 12

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Except as described above or in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any persons with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Upon closing of the transactions contemplated by the Stock Purchase Agreement, a party unaffiliated with the Reporting Persons, the other Members or the other Other SCP Persons is entitled to receive warrants from the Company. Such party has agreed to transfer warrants to purchase approximately 850,000 Shares at the direction of CAP.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

    1. Stock Purchase Agreement, dated as of September 23, 1997, by and among CinemaStar Luxury Theaters, Inc., Reel Partners, L.L.C., and CinemaStar Acquisition Partners, L.L.C.

    2.   Form of Warrant to Purchase Common Stock

    3.   Warrant to Purchase Common Stock, dated September 23, 1997

    4.   Convertible Secured Promissory Note, dated September 23, 1997

    5.   Warrant to Purchase Common Stock, dated September 23, 1997

    6.   Warrant to Purchase Common Stock, dated September 23, 1997

SIGNATURE

    After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.



                                                       REEL
                                                       ----
            October 3, 1997                     /s/ NEIL AUSTRIAN
  -----------------------------------   -------------------------------------
                 Date                                 Signature
                                            Neil Austrian, Vice-President
                                        -------------------------------------
                                                      Name/Title
                                                         CAP
                                                         ---

                                                 /s/ NEIL AUSTRIAN
                                        -------------------------------------
                                                      Signature
                                            Neil Austrian, Vice-President
                                        -------------------------------------
                                                      Name/Title
                                                    SCP, MANAGEMENT
                                                    ---------------

                                              /s/ WINSTON J. CHURCHILL
                                        -------------------------------------
                                                      Signature
                                          SCP Private Equity Partners, L.P.;
                                         SCP Private Equity Management, L.P.;
                                         Winston J. Churchill, general partner
                                        -------------------------------------
                                                      Name/Title
                                                      SAFEGUARD
                                                      ---------
                                               /s/ DONALD R. CALDWELL
                                        -------------------------------------
                                                      Signature
                                          Safeguard Capital Management, Inc.;
                                            Donald R. Caldwell, President


SEC 1746(12-91) 11 of 12

                                                      CHURCHILL
                                                      ---------

                                              /s/ WINSTON J. CHURCHILL
                                        -------------------------------------
                                                      Signature
                                                 Winston J. Churchill
                                                         PLUM
                                                         ----

                                                 /s/ SAMUEL A. PLUM
                                        -------------------------------------
                                                      Signature
                                                    Samuel A. Plum


SEC 1746(12-91) 12 of 12